Mail Stop 3628

      September 14, 2005

By Facsimile (703) 734-3199 and U.S. Mail
Lewis G. Schwartz, Esquire
General Counsel
Gartner, Inc.
P.O. Box 10212
56 Top Gallant Road
Stamford, Connecticut 06902-7700

Re:  	Gartner, Inc.
	Schedule TO-I
      Filed on September 12, 2005
	File No. 005-44921

Dear Mr. Schwartz:

      We have the following comments on the above referenced filing.
Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase

General
1. It does not appear that your amended Offer to Purchase discloses how your option holders will receive their cash payment. In this regard, we note that your prior filings included disclosure that security holders will receive cash payment for validly tendered options "in [their] next available payroll cycle after the closing of the Repurchase." Regardless of whether option holders will receive a
"Promise of Payment," please revise to include this discussion.

8.  Conditions of the Repurchase Program, page 23
2. We reissue prior comment 10 in part. The reference to "reasonably anticipated direction of Gartner`s business" is unclear. Please revise.
3. We refer you to prior comment 11 and note the revised language on page 25. More specifically, we note that you disclose that your failure to exercise any of the conditions will be deemed a waiver with respect to the "particular facts and circumstances at issue." You cannot tacitly waive an offer condition by failing to assert it.
If you waive an offer condition triggered by a particular event or facts, you must revise the offer materials to disclose the waiver, disseminate notice to target security holders, and extend the offer period if necessary to allow security holders time to receive and consider notice of the change in the offer terms. Please delete or revise the language on page 25.
Closing

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

         	               					Very truly
yours,



                 	          					Jeffrey B.
Werbitt
							Attorney-Advisor
							Office of Mergers &
Acquisitions

cc:	Larry W. Sonsini, Esquire
	Robert Sanchez, Esquire
	Wilson Sonsini Goodrich & Rosati
	Professional Corporation
	650 Page Mill Road
	Palo Alto, CA 94303





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Lewis G. Schwartz, Esquire
Gartner, Inc.
September 14, 2005
Page 1